Exhibit 13.5

December 3, 2020 Webinar Script (event was not recorded):

Hi everyone, thank you for joining. I am Jan Goetgeluk, the founder and CEO of Virtuix. We’re based in Austin and we develop the Omni, an omni-direction treadmill, or a platform that lets players walk or run in 360 degrees inside videogames. The Omni takes gaming to the next level, from a static experience to highly immersive and active gameplay. It puts players inside the videogame.

We’ve shipped over $10 million worth of product to date, nearly 4,000 Omni systems to 45 countries, mainly to enterprise and out-of-home entertainment customers including Dave & Buster’s and Sky Zone trampoline parks. The Omni has become a global entertainment hit in this out-of-home industry. We’ve hosted over 1 million plays to date, and we’ve built a large and fanatical player community. Many of our player come play every week or several times per month.

And fun fact, the Omni was featured in the movie Ready Player One. We shipped two Omni systems to Warner Brothers for use in the movie. In the movie, you see people walk on platforms to move around in the virtual world; that’s based on the Omni.

Last year, in response to a flood of requests by our players, we started developing an Omni system for the home, to bring our popular gaming experience to millions of homes around the world. We aim to become the Peloton for Gamers.

Let me show you 20 seconds of gameplay, showing a player on the Omni playing our popular game Elite Force, which is like Call of Duty in VR.

We’re now bringing this incredible experience to the home, and the time is now. The technology is finally ready thanks to standalone virtual reality headsets. This is new, you no longer need a PC to power these VR headsets. So we can bundle our Omni platform with a standalone VR headset and offer the complete entertainment system to home users. One big button, you push it, and everything just works out of the box.

The business model for connected hardware devices for the home has matured, thanks to, for example, Peloton, which is now a $35bn company. Similar to Peloton, our home product will have a monthly subscription, and on top of that, we will sell games from our own store front.

Lastly, thanks to our large install base of thousands of Omnis in the out of home market, we have a large player base today. So we can leverage that to reach customers directly and cheaply. We expect our initial customer acquisition cost to be low. To reference Peloton again, Peloton has to spend much money on advertising and commercials, and they even built 77 retail stores to demo their product. We don’t need to do that; we already have many fans today, and there are hundreds of venues that have an Omni system today, which is a great demo channel for our home product.

Lastly, consumer trends are in our favor. Demand for at-home fitness and entertainment products is booming, especially in the post pandemic world. Also, screen time is becoming more and more of an issue. Parents can’t get their kids of their screens. Guess what, our awesome immersive gaming system offers active and healthy gameplay. You burn calories while playing video games. And that’s appealing to many customer including parents. And technology is rapidly improving. Especially 5G will have a positive impact on standalone VR headsets as cloud-based gaming becomes more advanced.

While our initial focus is gaming, applications of the Omni stretch far beyond gaming. You can think of military training and simulation, virtual tourism, etcetera. You’ll see a few other examples here on this slide.

We’ve raised over $20 million from investors to date, including from Mark Cuban, 12 venture funds and 2 strategics. We’re currently on SeedInvest with a reservations campaign, which is the largest in SeedInvest’s history so far, with more than $8 million in reservations to date. Based on the Omni’s success in the out-of-home market and how much our players love the Omni experience, we aim to become the next big home entertainment hit. So join us on our mission to bring our popular gaming experience to millions of homes around the world.